Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands, except ratio computation)
Pretax gain (loss) from continuing operations before adjustment for noncontrolling interest	$8,371	$7,171	$(29,418)	$(24,063)	$8,228

Add back:
Fixed charges	31,918	28,618	29,867	33,928	30,624
Distributed income of equity investees	3,232	3,793	4,413	2,904	3,836

Deduct:
Equity in (earnings) loss of equity investees	4,759	(3,248)	(1,669)	221	(1,328)
Capitalized interest	(1,161)	(996)	(325)	(1,158)	(2,116)
Earnings as Defined	$47,119	$35,338	$2,868	$11,832	$39,244

Fixed Charges
Interest expense including amortization of deferred financing fees	$30,522	$27,344	$29,240	$32,450	$28,187
Capitalized interest	1,161	996	325	1,158	2,116
Interest portion of rent expense	235	278	302	320	321
Fixed Charges	$31,918	$28,618	$29,867	$33,928	$30,624
Preferred share dividends	7,250	7,250	5,244	—	—
Combined Fixed Charges and Preferred Dividends	$39,168	$35,868	$35,111	$33,928	$30,624

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.20	(a)	(b)	(c)	$1.28

(a) Due to the reduced income from continuing operations, as restated for discontinued operations, for year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $0.5 million to achieve a coverage of 1:1 for 2012.
(b) Due to the pretax loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $32.2 million to achieve a coverage of 1:1 for 2011.
(c) Due to the pretax loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $22.1 million to achieve a coverage of 1:1 for 2010.